Filed by Helmerich & Payne, Inc.
                           Pursuant to Rule 425 under the Securities Act of
                                     1933 and deemed filed pursuant to Rule
                              14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: Cimarex Energy Co.
                                              Commission File No.:132-02238



Slide 1

                             HELMERICH & PAYNE
                              ESTABLISHED 1920


                     best people, equipment and technology


Slide 2


      The information contained within this presentation is forward looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002.



Slide 3


FORWARD-LOOKING STATEMENTS


      It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.



Slide 4


ADDITIONAL INFORMATION

      In connection with the proposed spin-off and merger, Key and Cimarex filed with the SEC on May 9, 2002, a Registration Statement No. 333-87948 on Form S-4. Investors and security holders are urged to carefully read the Registration Statement regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the Registration Statement and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the Registration Statement and the SEC filings incorporated by reference therein may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon
M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax:
303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.



Slide 5


PARTICIPANTS IN SOLICITATION

      H&P and Cimarex and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading Registration Statement No. 333-87948 on Form S-4 which was filed with the SEC on May 9, 2002. Investors should read the Registration Statement carefully before making any voting or investment decisions.



Slide 6


                   A New Look For An 82 Year Old Company

>  H&P to Become a "Pure Play"
   Contract Drilling Company


>  H&P's Total Rig Fleet to             1998  1999  2000  2001  2002   2003E
   Increase by 33% from 2001             90    90    88    96    111    128
   To 2003


>  Sold $41.5 Million of Portfolio         Pro Forma Post Spin Equity  Debt
   Securities and Arranged $200 Million             82%                 18%
    of 5, 7, 10, and 12 Year Notes





Slide 7


                          Helmerich & Payne, Inc.
                                                 (pre-transaction)


[GRAPHIC OMITTED]
Contract Drilling
E&P
Portfolio


>       - $1.7 billion market cap
>       - 50 million shares outstanding



Slide 8


                     Exploration & Production Division
                      Spun Off As Cimarex Energy Co.


To  H & P
Shareholders
September 30, 2002



Slide 9


                             Spin/Merge Goals

>   Increase focus and visibility

>   Use financial strength to enhance shareholder value

>   Strengthen E&P division's position

>   Capture tax efficiency



Slide 10


                            Why Key Production?

>    Impressive people and organization

>    Complementary and overlapping asset base

>    Strong balance sheet

>    Similar philosophies and cultures


Slide 11


                            Combined Properties

Helmrich & Payne, Inc.

Proved reserves (Bcfe)          245
% Natural gas                    87%
Production (MMcfe/d)            116
Net undeveloped acres       150,401


Key Production Company

Proved reserves (Bcfe)          147
% Natural gas                    62%
Production (MMcfe/d)             74
Net undeveloped acres       119,251



Slide 12


                              Cimarex Energy

($ in millions)                Key      H&P      Combined

YE01 Proved reserves, Bcfe     147      245        392

2002E Production, MMcfe/d       74      116        190

% Gas Production                65%      90%        80%


Slide 13


                   What makes H&P attractive as a "pure
                     play" contract drilling company?

>   Unique Strategy
>   Expanding Rig Fleet
>   Strong balance sheet
> Additional analyst coverage and ownership interest


Slide 14


                          Helmerich & Payne, Inc.


                                 Total Rigs


                                33% Increase


        1998    1999    2000    2001    2002E   2003E
         90      90      88      96      111     128


Slide 15


                                                              Rig Locations


                                                             Venezuela 14
                  Colombia 3

                  Ecuador 8

                                                               Bolivia 6


                                                               Argentina 2

 73      U.S. Rigs
 33      International Rigs
106      Total H & P Rigs
  4      Management Contracts


Slide 16


                     Rig Status as of 4 September 2002

                                  Rigs             Working /
                                Available         Contracted
US Land, Mobile & FlexRigs(TM)      35             100%
US Land, Conventional               29              72%
US Platform                         12              58%
International Land                  33              36%
                                   ---             ----
Total                              109              69%


Slide 17


                US Land Rig Activity July 2001 - August 2002

                         Recent Peak US Land Rigs
                           1,114 on July 13, 2001


                             [Graphic Omitted]





Slide 18


                   US Land Daily Cash Operating Margins

                                ($000's)
            H&P        Nabors     Grey Wolf       Patterson
1Q00        1.456      1.435        1.569            1.375
2Q00        2.480      1.860        1.463            1.680
3Q00        2.612      1.975        1.945            2.030
4Q00        3.644      2.550        3.285            2.793



Source - A. Vietor w/Stifel, Nicolaus



Slide 19


                        Safety - US Land Operations
                         January 1997 - June 2002


Incidents Per 200,000 mhrs.:

                TRIR    LTIR
H&P US Land     3.30    0.33
IADC US Land    9.81    2.37



Slide 20



                      Safety - US Offshore Operations
                          January 1997 - June 2002

Incidents Per 200,000 mhrs.:

                        TRIR       LTIR
H&P US Offshore         1.11       0.06
IADC US Offshore        3.24       0.6



Slide 21

                       Distinctive Field Performance
                   Data for Texas, Louisiana & Oklahoma

Conditions:
Calendar Year 2001
Texas, Oklahoma, Louisiana
All land wells > 8,000'
permitted depth                    (graphic omitted)
From spud to release





                                                      Avg Depth (ft)
              H&P
            All Rigs      A       B       C       D         E       F         G       H       I           J               All
                                                                                                     All Other Wells     Wells
                                                                                                     82 Contractors    (Less H&P)
# Wells        344      697      115    1,141     151      325    1,867      144       53     158          1,495          6,146

Avg Depth   13,291   11,882   12,032   12,431  10,594   11,643   10,363   10,083   13,801   9,746         10,162         10,982

Source: RigData report Year 2001




Slide 22


                            US Land Operations

                   H&P Rig Moves from 1998 to July 2002

                        1200 HP
                        Existing     1500 HP
                       Mobile Rigs   FlexRigs   1000 HP   1500 HP   2000 HP   3000 HP

Average Rig Move Days      2.26        2.62        5.8       6.41     8.13     10.05

# Moves                    540         360         158       107       96        60


Slide 23


                    Ten Year Drilling CAPEX 1994 - 2003B

                 Fiscal                         Total
                  Year                          CAPEX
                 ------                        ------
                 1994                           $57
                 1995                            88
                 1996                            80
                 1997                           108
                 1998                           211
                 1999                            72
                 2000                            39
                 2001                           172
                 2002E                          300
                 2003B                          200
                 TOTAL                         ----
                                               $1,327 MM



Slide 24

     Newest Fleet in Industry

1.   Built or Upgraded                   1999       Aug 2002      July 2003
         1980-1989                        44           16            16
         1990-1994                        20           23            23
         1995-1999                        25           39            39    )
         2000-2003                         -           31            50    )70%
                                          ___          ___           ___
         Total Rigs                       89           109           128

2.       Electric Rigs (SCR & AC)                       90%           92%

3.       Varco top drives                               58           102


Slide 25



                                     H&P Rig 205

 GRAPHIC OMITTED                    On location in

                                    Gulf of Mexico




Slide 26



                                     H&P Rig 206

 GRAPHIC OMITTED                    On location in

                                    Gulf of Mexico



Slide 27


                       FlexRig3 Construction Program
                                25 New Rigs


1.    Estimated cost:  $10.75 MM per rig

2.    First six rigs are working

3.    First eight rigs are contracted

4.    First eight rigs delivered by 30 September 2002

5.    Next 17 rigs delivered by July 2003

6.    Deliver two rigs per month



Slide 28


                      Forecast Economics for FlexRigs

                                        Estimated 10 Year
                                             IRRAT
                                             -----
A.  FlexRig1   (1998)                      12 to 23%
    6 Rigs @ $6.7 MM ea

B.  FlexRig2   (2001-2002)                 14 to 28%
    12 Rigs @ $8.0 MM ea

C.  FlexRig3  (2002-2003)                   9 to 28%
    25 Rigs @ $10.75 MM ea



Slide 29



                                     H&P Rig 211

 GRAPHIC OMITTED                    On location in

                                     South Texas



Slide 30


                               Capture & Use
                         Organizational Learnings


                             [Graphic Omitted]


Slide 31


                       Apply New Ideas & Technology


                             [Graphic Omitted]



Slide 32


                Inside the Driller's Cabin - H&P FlexRig 211


                             [Graphic Omitted]



Slide 33



                          Total H&P Rigs Available


                               1998    1999    2000    2001    2002E   2003E
Offshore Rigs                   11      10      10      10      12      12
Conventional Land Rigs          63      62      61      61      62      62
Mobile & FlexRigs               16      17      17      25      37      54

Total                           90      89      88      96     111     128




Slide 34


                               The Path Ahead

1. Good strategy and good execution are delivering the best value to our customers

2.    Our customers are responding with high activity and high margins

3.    The FlexRig3 program is adding leverage

4.    Improve activity for platform rigs

5.    Improve activity in South America

6.    Seek opportunities outside North & South America